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                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336


         On December 15, 2000, ANTEC Corporation and Nortel Networks Corporation jointly issued a press release to provide further guidance on ANTEC's acquisition of Nortel Neworks ownership interest in Arris Interactive L.L.C. The following is a transcript of the joint press release issued on December 15, 2000:


FOR IMMEDIATE RELEASE                                          DECEMBER 15, 2000


For more information:

Nortel Networks               Nortel Networks                ANTEC
Business Media:               Investment Analysts:           All Inquiries:
David Chamberlin              800-901-7286                   Jim Bauer
972-685-4648                  905-863-6049                   678-473-2647
ddchamb@nortelnetworks.com    investor@nortelnetworks.com    jim.bauer@antec.com


NORTEL NETWORKS, ANTEC PROVIDE UPDATE ON ARRIS TRANSACTION

BOSTON, Mass. and DULUTH, Ga. - Nortel Networks* Corporation [NYSE/TSE: NT] and ANTEC [NASDAQ: ANTC] today provided an update on the timing of the transaction to realign their cable businesses to create a leader in the broadband cable access industry.

On October 18, 2000, the parties announced a transaction whereby ANTEC will effectively acquire Nortel Networks ownership interest in Arris Interactive LLC, a leading developer of broadband cable access technology and solutions.

Under the terms of the proposed transaction, Nortel Networks will effectively transfer its 81.25 percent interest in Arris Interactive in return for 33 million shares of common stock in the newly combined company and approximately US$325 million in cash, giving Nortel Networks an approximate 46.5 percent ownership interest.

ANTEC had previously secured a US$550 million bank facility, of which approximately US$325 million was to be used to fund the cash portion of the consideration. Due to changes in industry and financial market conditions, the proposed financing will need to be replaced.


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ANTEC is currently exploring its options in connection with replacing the financing. Nortel Networks and ANTEC are working closely to move the transaction to completion. The parties now expect the transaction to close in the first or second quarter of 2001. The transaction remains subject to customary regulatory approvals and approval by ANTEC shareholders. The transaction (excluding any one-time gains) is expected to be neutral to Nortel Networks earnings per share from operations in calendar year 2001. The acquisition is not expected to impact Nortel Networks previously announced 2000 and 2001 financial guidance.

ANTEC Corporation (www.ANTEC.com) is an international communications technology company serving the broadband information transport industries. ANTEC specializes in the manufacturing and distribution of products for hybrid fiber-coax broadband networks, as well as the design and engineering of these networks. Headquartered in Duluth, Georgia, ANTEC has sales offices in Europe, Asia/Pacific and Latin America; major offices in Duluth, Georgia and Englewood, Colorado; and manufacturing facilities in Juarez, Mexico, El Paso, Texas, and Rock Falls, Illinois.

Nortel Networks is a global Internet and communications leader with capabilities spanning Optical, Wireless, Local Internet and eBusiness. The Company had 1999 U.S. GAAP revenues of US$21.3 billion and serves carrier, service provider and enterprise customers globally. Today, Nortel Networks is creating a high-performance Internet that is more reliable and faster than ever before. It is redefining the economics and quality of networking and the Internet, promising a new era of collaboration, communications and commerce. Visit us at www.nortelnetworks.com.

ANTEC and the new holding company will be filing a registration statement, which will contain a proxy statement/prospectus of ANTEC, and other documents with the Securities and Exchange Commission. Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from ANTEC Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097, Attention:
James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development; the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; and the impact of increased provision of customer financing by Nortel Networks. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -end-

*Nortel Networks, the Nortel Networks logo and the Globemark are trademarks of Nortel Networks.